LEHMAN BROTHERS INSTITUTIONAL LIQUIDITY CASH MANAGEMENT FUNDS

                     CASH MANAGEMENT MONEY MARKET PORTFOLIO
                        CASH MANAGEMENT PRIME PORTFOLIO
                       CASH MANAGEMENT TREASURY PORTFOLIO
                                605 Third Avenue
                         New York, New York  10158-0180

March 31, 2008

Neuberger Berman Management Inc.
605 Third Avenue, 2[nd] Floor
New York, New York  10158-0180

Dear Ladies and Gentlemen:

      Cash Management Money Market Portfolio, Cash Management Prime Portfolio and Cash Management Treasury Portfolio (each a "Portfolio") are each a series of Lehman Brothers Institutional Liquidity Cash Management Funds, a Delaware statutory trust ("Trust").

      You hereby agree, during the period from March 31, 2008 to March 31, 2011, to forgo current payment of fees and/or reimburse annual operating expenses of each Portfolio (excluding interest, taxes, brokerage commissions, and extraordinary expenses of each Portfolio) ("Operating Expenses"), so that the Operating Expenses of each Portfolio are limited to 0.15% of its average daily net assets ("Expense Limitation").

      Each Portfolio agrees to repay you out of its assets for any fees forgone by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided the repayments do not cause the Portfolio's Operating Expenses to exceed an annual rate of 0.15% of average daily net assets and the repayments are made within three years after the year in which you incurred the expense.

      You understand that you shall look only to the assets attributable to the applicable Portfolio for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

      This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York. Any amendment to this Agreement shall be in writing signed by the parties hereto. This Agreement supersedes any prior agreement with respect to the subject matter hereof.

      If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

                         Very truly yours,

                         LEHMAN BROTHERS INSTITUTIONAL LIQUIDITY CASH MANAGEMENT FUNDS, on behalf of
                         CASH MANAGEMENT MONEY MARKET PORTFOLIO
                         CASH MANAGEMENT PRIME PORTFOLIO AND
                         CASH MANAGEMENT TREASURY PORTFOLIO

                                _____________________________
                         By:   Robert Conti
                         Title: Vice President

The foregoing Agreement is hereby accepted as of March 31, 2008

NEUBERGER BERMAN MANAGEMENT INC.


_____________________________
By: Peter E. Sundman
Title: President